[LOGO]                                          FOR:    Tier Technologies, Inc.
Tier                                                    1350 Treat Boulevard
Expect A Lot                                            Suite 250
                                                        Walnut Creek, CA  94596

                                            CONTACT:    Lori B. DePole, CFO
                                                        Barbara Pivnicka, CMO
                                                        925-937-3950
For Immediate Release
                                                        Corey Cutler/Kirin Smith
                                                        Morgen-Walke Associates
                                                        212-850-5600


                  TIER TECHNOLOGIES COMMENCES TENDER OFFER FOR
                         OFFICIAL PAYMENTS COMMON STOCK


     Walnut Creek, CA, June 11, 2002 - Tier Technologies, Inc. (Nasdaq: TIER) announced today that Kingfish Acquisition Corporation, its wholly-owned subsidiary, has commenced a cash tender offer to purchase all outstanding shares of common stock of Official Payments Corporation at a price of $3.00 per share, net to the seller in cash, without interest thereon.

     The offer is being made pursuant to the previously announced merger agreement among Tier Technologies, Inc., Kingfish Acquisition Corporation and Official Payments Corporation, and is conditioned upon, among other things, the tender of that number of shares of common stock which represents at least a majority of the shares outstanding on a fully-diluted basis (for purposes of the foregoing calculation, "fully-diluted" means giving effect to the conversion or exercise of all options exercisable or convertible into shares at an exercise price of $3.00 or less per share, whether or not exercised or converted at the time of determination) and the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The offer and withdrawal rights are scheduled to expire at 5:00 p.m., New York City time, on July 9, 2002, unless the offer is extended.

     Adams, Harkness & Hill, Inc. is acting as the dealer manager for the offer and Mellon Investor Services LLC is acting as Information Agent and Depositary for the offer. Questions and requests for assistance or additional copies of the Offer to Purchase, Letter of Transmittal and other tender offer documents may be directed to Mellon at (866) 323-8166 or Adams, Harkness & Hill at (617) 371-3777.

     Tier is a vertically-focused consulting firm that provides business and information technology consulting, systems design and integration, transaction processing, business process outsourcing and business process reengineering for its clients primarily in the state and local government, healthcare, insurance and utilities markets. Tier brings specific industry knowledge, proven delivery capability and proprietary applications to its client relationships. The combination of domain expertise and technical capability allow Tier to provide solutions that link increased operating efficiencies with systems and technology improvements. Tier serves Fortune 1000 companies and government entities.

     This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is made only through the Offer to Purchase and the related Letter of Transmittal which is being mailed to stockholders today. We urge investors and security holders to read the following documents regarding the tender offer and merger because they contain important information: (i) Tier's Tender Offer Statement on Schedule TO, including the Offer to Purchase, Letter of Transmittal and Notice of Guaranteed Delivery and
(ii) Official Payment's Solicitation/Recommendation Statement on Schedule 14D-9. These documents and any amendments to these documents will be filed with the United States Securities and Exchange Commission, and may be obtained for free at the SEC's website (www.sec.gov). You may also obtain for free each of these documents from Mellon at (866) 323-8166 and 44 Wall Street, 7th Floor, New York, New York 10005.


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                               Tier..Expect A Lotsm